Exhibit 99.61

October 26, 2010

Ontario Securities Commission

Dear Sir or Madam:

Re: Grandview Gold Inc. (the "Corporation") – Notice of Change of Auditor

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated October 26, 2010 delivered to us by the Corporation in respect of the change of auditor of the Corporation, to be effective as of October 26, 2010.

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (Part 4.11) of the Canadian Securities Administrators, please accept this letter as confirmation by McCarney Greenwood LLP, that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.

We trust the foregoing is satisfactory.

Yours very truly,

“McCarney Greenwood LLP”

McCarney Greenwood LLP
Chartered Accountants
License Public Accountants